UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-37604

OASMIA PHARMACEUTICAL AB

(Name of Registrant)

Vallongatan 1, 752 28 Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OASMIA PHARMACEUTICAL AB

Oasmia successfully completes a private placement of convertible notes for gross proceeds of SEK 42 million, or approximately USD 5 million.

Oasmia Pharmaceutical AB (NASDAQ: OASM) (“Oasmia” or the “Company”), a developer of a new generation of drugs within human and veterinary oncology, completed a private placement (the “June Private Placement”) on June 9, 2016 in which it issued convertible notes (the “Notes”) in the aggregate amount of SEK 42 million (approximately USD 5 million) carrying an interest rate of 8.5%. The Notes were purchased by institutional and qualified investors in Sweden. Pursuant to the June Private Placement, Oasmia issued 42 Notes, each in the principal face amount of SEK 1,000,000 (approximately USD 120,000).

The Company intends to use the proceeds from the June Private Placement to finance its operations and further development of additional human and veterinary products based on the XR-17 technology as well as for working capital purposes.

The Notes are convertible into ordinary shares (the “Shares”) at a conversion rate of SEK12.00 per share), which rate is based on the closing price of Oasmia’s Shares on Nasdaq Stockholm on June 8, 2016. The term of the Notes is one year, unless earlier converted or prepaid.

If all the Notes are converted into Shares, the number of issued and outstanding Shares would increase by 3,500,000 from 107,209,310 to 110,709,310.

Stockholm Corporate Finance AB acted as financial advisor to the Company in connection with the Private Placement.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Oasmia files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Oasmia are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future Oasmia and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Oasmia’s Form F-1 and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OASMIA PHARMACEUTICAL AB

Date: June 10, 2016	By: /s/ Julian Aleksov Julian Aleksov Executive Chairman of the Board of Directors